CHINA RENEWABLE ENERGY HOLDINGS, INC.
                Suite 802, Beautiful Group Tower
             74-77 Connaught Road Central, Hong Kong


                                             July 7, 2008

                            "CORRESP"

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Ramin M. Olson, Attorney-Advisor
            John Fieldsend, Attorney-Advisor
            H. Christopher Owings, Assistant Director
            Anthony Watson, Staff Accountant
            Robyn Manuel, Senior Staff Accountant

Re:         China Renewable Energy Holdings, Inc.
            Registration Statement on Form S-1
            Filed April 30, 2008
            File No. 333-150544
            Quarterly Report on Form 10-Q for the Period Ended
             March 31, 2008
            Filed May 20, 2008
            File No. 0-52918

Ladies and Gentlemen:

     Reference is made to the registration statement on Form S-1 ("Registration Statement") filed by China Renewable Energy Holdings, Inc. ("CREH", the "Company", "we", "us" or "our") on April 30, 2008, and the Staff's comments under cover of its letter dated May 29, 2008.

     Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement ("Amendment No. 1") which includes updated disclosure, including in response to the Staff's comments of May 29, 2008 as well as updated financial statements. For ease of reference, we have used the same numeric sequence to correspond with the Staff's numbered comments in its May 29, 2008 letter. Under separate cover the Company is delivering hard copies of such filing[s] marked to show the changes and keyed to the staff's comments

     In response to the Staff's comments, please be advised as follows:

Amendment No. 1 to Registration Statement on Form S-1
-----------------------------------------------------

Outside Front Cover Page
------------------------

1. Please state prominently on the front cover page of your prospectus the fact that your auditors have issued a going concern opinion.

RESPONSE. As requested, Amendment No. 1 has been revised to include disclosure on the cover page of the fact that the report of the Company's independent registered public accounting firm on the financial statements for 2007 and 2006 contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

2. Please highlight the cross-reference to your Risk Factors section by prominent type or in another manner as required by Item 501 (b)(5) of Regulation S-K.

RESPONSE. As requested, Amendment No. 1 has been revised to highlight the cross-reference to the risk factors section in prominent type.

3. We note that the selling security holders will offer and sell their shares of common stock at $2.00 per share until your shares are quoted on the Over-the-Counter Bulletin Board or listed on an exchange, after which the selling security holders will offer and sell their shares at prevailing market prices. Please disclose that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange.

RESPONSE. As requested, the Company will file a post effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange.

Inside Front Cover Page
-----------------------

4. Please include the Dealer Prospectus Delivery Obligation information as required by Item 502(b) of Regulation S-K or tell us why it is not appropriate for you to do so.

RESPONSE. As requested, Amendment No. 1 has been revised to include disclosure of the Dealer Prospectus Delivery Obligation information on the outside back cover page.

About this Prospectus, page 2
-----------------------------

5. Please remove from the summary and elsewhere in the forepart of your document all defined terms. The meanings of the terms you use in this part of your document should be clear from the context. If they are not, you should revise the document using terms that are clear. For example, please remove the last sentence of your About this Prospectus subsection. As another example, please make clear the meaning of any abbreviations you use in your Risk Factor section, including "PRC" and "RMB." See Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3 and 5.

RESPONSE. As requested, Amendment No. 1 has been revised to remove all defined terms in the summary and forepart of the prospectus, and to make clear the meaning of abbreviated terms in the risk factor section and throughout the registration statement.

Prospectus Summary, page 2
--------------------------

6. Please note that a summary should provide a brief overview of you in a balance manner. In this regard, please consider the following:

     * Please state that you have received a going concern opinion from your auditors.

     * Please disclose that your shares currently are not traded on any market or exchange, and briefly explain how this impacts share liquidity.

     * Please disclose the amount of shares you are registering in this offering that are owned by affiliates of the company.

     * Please better clarify the current status of your business rather than what you intend your business to do and receive.

     These are only examples. We may further comments based upon your revisions.

RESPONSE. The prospectus summary section of Amendment No. 1 which appears on page 3 has been revised to include the additional disclosure to provide balanced disclosure, including as you requested:

*    That the Company has received a going concern opinion,
* That the Company's shares of common stock currently are not traded on any market or exchange, and how this impacts share liquidity,
* The amount of shares the Company is registering that are owned by affiliates, and
*    To better clarify the Company's current business operations.

About the Offering, page 3
--------------------------

7. In the second paragraph of this subsection, you state that this prospectus covers the resale of 1,519,000 shares of your common stock, including 280,000 shares issued in the February to April 2008 private offering and 889,000 shares issued to former shareholders of China Clean & Renewable Energy Limited in April 2008. However, it appears that you have not disclosed the transaction or transactions in which you issued the remaining 350,000 shares you are registering. Please revise or advise.

RESPONSE. As requested, Amendment No. 1 has been revised to include disclosure of the remaining 350,000 shares being registered. Please see page 5.

Risk Factors, page 4
--------------------

8. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples only, and not an exhaustive list, please consider the following risk factors:

         "We may not be able to effectively control and manage
     *    our growth."  Page 5.

     * "We operate in a competitive industry and our failure to compete effectively may hurt our ability to generate revenues." Page 6.

     * "A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business."
          Page 8.

     Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the third full risk factor on page 6 and the second full risk factor on page 11. Some of your risk factors should be separated into multiple risk factors, such as the risk factor on page 4 and the first full risk factor on page 5. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risks factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factors. We may have additional comments based upon your revisions.

RESPONSE. As requested, the entire risk factor section of Amendment No. 1 has been revised. Please see pages 6 through 10.

We have engaged in related party transactions which may not
always be on...page 7
-----------------------------------------------------------

9. The second paragraph of this risk factor appears to refer to personal loans to an officer or director. From the rest of your disclosure, however, there does not appear to be any loans from the company to any directors or officers. Please tell us whether your have made any personal loans to an officer or director. If so, please tell us the factual circumstances surrounding these loans. If not, please revise this risk factor.

RESPONSE. The Company has never made any personal loans to any officers or directors. In addition, the Company has determined that this risk factor was generic and accordingly removed same from Amendment No. 1. Please see page 8.

Management's Discussion and Analysis or Plan of Operations, page 16
-------------------------------------------------------------------

10. At the beginning of this section, please disclose that you received a going concern opinion from your auditors.

RESPONSE. As requested, Amendment No. 1 has been revised to include disclosure in the MD&A that the Company received a going concern opinion from the auditors. Please see page 17.

11. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing do, please provide additional information about the quality and viability of your earnings and cash flows so that investors can ascertain the likelihood of the extent of past performance is indicative of future performance. In addition, please discuss in reasonable detail:

     * economic or industry-wide factors relevant to your company, and

     * material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

     See Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE. As requested, Amendment No. 1 has been revised to expand this section as described in the staff's comment. Please see page 17.

Results of Operations, page 16
------------------------------

12. In this section and in your Liquidity and Capital Resources section, you much discuss the changes in operation and cash flows amounts between periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of change in your operating results, please be sure to fully describe the reasons underlying these cause. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, and not an exhaustive list, please address the following:

     * You state that your total operating expenses increased $34,207 from 2006 to 2007 because of professional fees, including legal and accounting fees, general and administrative expenses, including travel and entertainment expenses, and consulting fees. Please discuss the reasons for the increase in your legal and accounting fees in 2007. Also, please discuss the travel and entertainment expenses to which you refer and the reasons for these expenses. Finally, please disclose the reasons for the consulting fees.

     * You state that you had a net loss from operations of $32,767 for the year ended December 31, 2007 and a net loss from operations of $4,943 for the year ended December 31, 2006. Please quantify and explain the reasons for this period-to-period change and identify the immediate and underlying causes of this change.

     * In your Liquidity and Capital Resources section, you state that you had a working capital deficit of $7,414 at December 31, 2007 as compared to a working capital deficit of $4,080 at December 31, 2006. Further, you discuss the principal changes in your balance sheet from your 2006 year-end to your 2007 year-end in bullet points. Please expand this discussion in the bullet points and elsewhere to quantify and better explain the reasons for these period-to-period changes and identify the immediate and underlying causes of the changes.

RESPONSE. As requested, Amendment No. 1 has been revised to expand this information to explain the reasons for period to period changes. Please see pages 18 and 19.

13. You state that in 2008 you anticipate that your revenue will be "significantly" higher than in 2007. Please revise to elaborate on how significant a raise in revenue you expect. You also state that you expect general and administrative expenses to increase "substantially," and you note that you are not presently able to quantify the increase in expenses. Please revise to compare the anticipated increase in revenue to the anticipate increases in expenses, discussing, for example, whether expenses are expected to increase substantially regardless of whether or not revenue increases and, if so, why.

RESPONSE. As part of our revisions in this section in response to comment 12, we have deleted reference to our anticipation that revenues will be significantly higher in 2008 than 2007. Please see page 18.

Recent Capital Raising Transactions, page 16
--------------------------------------------

14. Please file forms of subscription agreements used in the private offerings of the shares you are now registering for resale. Also, please file any registration rights agreements and any other material agreements regarding these shares.

RESPONSE. As requested, the Company has filed a copy of the form of the subscription agreement for the February to April 2008 offering as
Exhibit 10.3 to Amendment No. 1. Other than such subscription agreement, there are no registration rights agreements or any other material agreements regarding such shares.

Our Business, page 16
---------------------

15. Please thoroughly revise and expand this section to clarify and better describe the status of your current operations and your proposed business operations. To the extent that you discuss future services, please provide the status of the development and indicate the timeframe for which you anticipate offering these services and the basis of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. For example, please present more specific information and expand your descriptions of the various ways you intend to provide consulting services on renewable energy projects, energy efficiency projects, and energy efficient technology projects within the Chinese market. As another example, your current disclosure does not provide a clear description of your business model detailing how your business operates. Please provide more detail about your business model that would better inform investors about your operations. As a further example, please describe the impediments to acquiring customers for your services. We may have additional comments based upon your revisions.

RESPONSE. As requested, the entire Business description section of Amendment No. 1 has been thoroughly revised to present the requested information. Please see pages 21 through 24.

Business Description, page 17
-----------------------------

16. You state that you have provided services only to one client. Please disclose this client and describe the services that you provided.

RESPONSE. As requested, Amendment No. 1 provides the disclosure and the description has been further updated to disclose the contract with RHT Limited. Please see pages 21 and 24.

Strategic Partnerships, page 18
-------------------------------

17. Please file as an exhibit the ten-year strategic cooperation agreement you signed with China Energy Conservation
     Investment Corporation on September 1, 2007 or tell us why it is not appropriate for your to do so.

RESPONSE. As requested, the Company has filed as Exhibit 10.7 to Amendment No. 1 a copy of the agreement with China Energy
Conservation and Environmental Protection Technology Investment
LTD.

Competition, page 20
--------------------


18. Please discuss your competitive business conditions, your competitive position in your industry, and your methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE. As requested, Amendment No. 1 provides expanded disclosure as to our competitive business conditions, competitive position and methods of competition. Please see page 26.

Management, page 22
-------------------

19. In your Conflict of Interest subsection on page 32, you state that your management team "is involved in other business activities..." In your Management section, please disclose whether Allen Huie, Wan Chin Tang, and Tim Leung Wong are your full-time employees. If not, please disclose the amount of time in a week that these executive officers spend on your business. If so, please discuss the "other business activities" to which you refer and how these activities may impact or conflict with your operations. Also, please consider adding a risk factor if material.

RESPONSE. As of April 24, 2008, the date of the Share Exchange Agreement with CCRE, all three of the Company's executive officers, including Mr. Huie, Mr. Tang and Mr. Wong, are full time employees and spend at least 40 hours a week on the business of the Company, which disclosure has been provided in this section. The earlier disclosure which appeared under the "Conflicts of Interest" subsection of Certain Relationships and Related Party Transactions and Director Independence has been deleted. Please see page 28 of Amendment No. 1.

Directors and Executive Officers, page 22
-----------------------------------------

20. Please revise management's biographical information to remove editorial comments and adjectives that could be construed as "puffing." For example, you state that Wan Chin Tang is, "an experienced consultant specializing in environmental operations and investments," and that we was employed by a "leading" environmental consulting firm in Hong Kong. You also state, on page 23, that Chung ha Cha was "instrument in sourcing and closing approximately US $2 billion" in transaction in Korea. Please remove commentary where possible, limiting biographical information to basic descriptions of places employed and positions held rather than focusing on subjective descriptions of accomplishments or job performance.

RESPONSE. As requested, Amendment No. 1 provides revised disclosure regarding management's biographical information to remove subjective descriptions of accomplishments or job performance, editorial comments and adjectives that could be construed as "puffing." Please see pages 27 and 28.

21. You must disclose the business experience of all of your officers, directors and key employees during the past five years without gaps or ambiguities, including each person's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of these business associations are your parent, subsidiary, or other affiliates. See Item 401(e)(1) of Regulation S-K. It seems that you have not included Tim Leung Wong's business experiences from Mary 2005 to March 2008. Also, it does not appear that you have including Chung ha Cha's business experiences from 2007 to March 2008. Please revise or advise.

RESPONSE. As requested, Amendment No. 1 includes the business experience of the Company's officers and directors during the past five years. Please see pages 27 and 28.

22. In this section, you state that Wan Chin Tang and Tim Leung Wong have served you in their respective capacities since April 24, 2008. However, in the Employment Agreement section on page 31, you state that you entered into an employment agreement with Mr. Tang on March 15, 2008, with employment to commence on June 1, 2008, and with Mr. Wong on March 15, 2008, with employment to commence May 15, 2008. Please revise or advise. In this regard, we note that you filed a Current Report on Form 8-K on April 24, 2008 stating that effective April 24, 2008 Mr. Tang and Mr. Wong were appointed as new officers.

RESPONSE. Please be advised that Mr. Tang has been Chief Technical Officer and an Executive Director of CCRE since September 2006, and Mr. Wong has been Financial Controller of CCRE since March 2008, each serving as such without having an employment agreement. Thereafter, CCRE entered into employment agreements with Mr. Tang and Mr. Wong before the registrant acquired CCRE. In addition, Mr. Wong and Mr. Tang became officers of the registrant on April 24, 2008 when the registrant acquired CCRE, each serving as such without an employment agreement with the registrant. We believe the biographical information and the information under Employment Agreements provides this disclosure.

23.  Please file the employment agreements with Allen Huie, Tim
     Leung Wong, and Wan Chin Tang to which you refer in your Employment Agreements section.

RESPONSE. As requested, the employment agreements have been filed as Exhibits 10.4, 10.5 and 10.6 to Amendment No. 1.

Certain Relationships and Related Transactions and Directors
Independence, page 32
------------------------------------------------------------

24. Please disclose whether the transactions and agreement with related parties were comparable to terms you could have obtained from unaffiliated parties.

RESPONSE. As requested, Amendment No. 1 provides disclosure that the Company believes that the transactions described in this section are as fair as what could have been obtained from unaffiliated third parties. Please see page 37.

Agreement with Grandview Capital, Inc., page 33
-----------------------------------------------

25. Please file your agreement with Grandview Capital, Inc. or tell us why it is not appropriate for you to do so.

RESPONSE. As requested, the agreement with Grandview Capital has been filed as Exhibit 10.8 to Amendment No. 1.

26. Also, please describe the "strategic and financial consulting services" that you will receive from Grandview Capital, Inc. in exchange for the $60,000 in compensation. In this regard, please disclose the services Grandview Capital, Inc. provided to you during 2007 for which you paid $10,000.

RESPONSE. As requested, Amendment No. 1 provides a description of the services GCI provided the Company in 2007 and will provide to the Company in 2008. Please see page 37.

Principal Shareholders, page 33
-------------------------------

27. Of the number of shares owned by each individual or entity in the table, please state in a footnote to the table, the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. If there are none of these arrangements, please state this fact. See Instruction 1 to Item 403 of Regulation S-K.

RESPONSE. As requested, Amendment No. 1 specifically states that no shareholder listed in the table has any options, warrants, securities convertible into shares of common stock or the right to acquire securities of the Company within sixty days from the date of the information.  Please see page 38.

28. Your table indicates that certain shares are held in trust. If these are voting trusts or similar agreements, please provide the information required by Instruction 7 to Item 403 of Regulation S-K. If these are not voting trusts, please state this fact in your table or in a footnote to your table.

RESPONSE. The subject trusts are not voting trusts and the requested disclosure has been added to Amendment No. 1. Please see page 38.

Description of Securities, page 34
----------------------------------

29. You state that your authorized capital stock consists of shares of preferred stock, "of which all (no) shares" have been designated or issued. Please revise to reconcile this statement with the following sentence which states that no shares of preferred stock have been issued.

RESPONSE. Amendment No. 1 has been revised to correct the typo described. Please see page 39.

Selling Security Holders, page 35
---------------------------------

30. We note your statement in the second full paragraph of this section that you may "amend or supplement this prospectus from time to time to update the disclosure set forth in this prospectus." Please be aware that selling security holders must be named before they can sell pursuant to the registration statement. Prior to effectiveness, you may amend the disclosure in this section with a pre-effective amendment. After effectiveness, you may substitute new names by means of a Rule 424 prospectus if the change is not material, the number of securities or dollar amount registered does not change, and the new owners' securities can be traced to those covered by the original registration statement. Otherwise, you must file a post-effective amendment. Please revise or advise.

RESPONSE. The Company acknowledges that is aware of the instances in which it could be required to file a post-effective amendment and the instances when a Rule 424 prospectus could be used.

31. We note your disclosure in the second-to-last paragraph of this section in which you state that "[n]one of the selling security holders are broker-dealers or affiliates of broker-dealers." However, we note also in footnote 4 to your table in which you state that Peter Goldstein is the chairman of Grandview Capital, Inc., a broker-dealer and wholly-owned subsidiary of Grandview Capital Partners, Inc., a company in which Mr. Goldstein is an officer, director and shareholder. Based upon your disclosure in footnote 4, it appears that Mr. Goldstein is either a broker-dealer or an affiliate of a broker-dealer. Therefore, please tell us whether Mr. Goldstein or any of your other selling security holders are broker-dealers or affiliated with broker-dealers. If any of your selling security holders are broker-dealers, please disclose that they are "underwriters" within the meaning of the Securities Act of 1933. Also, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state which, if any, of your selling security holders are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

RESPONSE. Amendment No. 1 has been revised to provide that none of the selling shareholders are broker dealers or affiliates of broker dealers except Mr. Goldstein who is an affiliate of a broker dealer, and he acquired the shares as a founder of the Company for par value in 1999 and at that time had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The Company, therefore does not believe that Mr. Goldstein is an underwriter. Please see page 41.

32. Otherwise, if Mr. Goldstein or any of your other selling security holders are not affiliates of broker-dealers, please disclose, if true, that:

     * the seller purchased the shares in the ordinary course of business, and

     * at the time of the purchase the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     If these statements are not true for any of your selling security holders, then the prospectus must state that the selling security holder is an underwriter.

RESPONSE. As set forth above, other than Mr. Goldstein no selling security holder is an affiliate of a broker dealer.

Plan of Distribution, page 37
-----------------------------

33. You state that the initial offering price of $2.00 per share for your common stock was based upon your private placement in February through April 2008 in which you sold shares of your common stock at $2.00 per share. Also, because there is no established trading market for your common shares, please provide all of the other factors that you considered in determining the offering price, including those that caused you to price your shares in the private placement at $2.00 per share. See Item 505 of Regulation S-K.

RESPONSE. As requested, Amendment No. 1 provides disclosure that the offering price of the shares in our private placement, which was the basis for the selling price in the registration statement, was determined by our management and does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the shares. Please see page 41.

Part II.  Information Not Required in Prospectus, page II-1
-----------------------------------------------------------

Item 15. Recent Sales of Unregistered Securities, page II-1
-----------------------------------------------------------

34. Please revise this section to better explain and provide more facts as to why you determined that your unregistered sales of securities were permitted by Section 4(2) or Regulation S of the Securities Act. See Item 701(d) of Regulation S-K.

RESPONSE. We believe that the requested information was previously included in the disclosure. Please see the first paragraph under Item 15 which describes the facts applicable to all issuances by the Company and the exemptions from registration of securities relied upon by the Company. Please see pages II-1 through II-2.

35. In this regard, please tell us with a view towards disclosure how you identified all the purchasers of these shares and whether any of the purchasers are listed in your Selling Security Holder table.

RESPONSE. As you requested, please be advised that the founder of the Company, Mr. Goldstein, met Mr. Huie, the current principal shareholder of the Company, in June 2007. Mr. Huie purchased 15,000,000 shares of the Company's common stock in November 2007. Subsequently, the Company sold shares of common stock to The DAM
Family Trust. Mr. Mitchell, the trustee thereof, has been a close personal friend of Mr. Huie for over 13 years. Mr. Mitchell has been instrumental in introducing Mr. Huie, as a friend, to alternative energy conferences and contacts, and Mr. Huie believes that he will continue to help Mr. Huie, as a friend, by introducing the Company to contacts and products within the alternative energy area. There is not business relationship between Mr. Huie and Mr. Mitchell. Subsequently, the Company sold shares in the February to April 2008 offering. All of the purchasers in this offering were friends, family members or close business associates of Mr. Huie. No introduction or identification of purchasers was made by Mr. Goldstein, the former officer, director and principal shareholder of the Company, or Mr. Mitchell. In regards to the foregoing, we have expanded the disclosure in this section. Please see page II-1.

Item 17, Undertakings, page II-2
--------------------------------

36. Please provide the all the appropriate undertakings required by Item 512 of Regulation S-K that apply to you. Specifically, it appears as if you are subject to Rule 430A of the Securities Act and must provide the undertakings required by Item 512(i) of Regulation S-K. Please revise or advise.

RESPONSE. We have revised Item 17 of Part II to provide all of the undertakings required by Item 512 we believe are appropriate, including under Item 512(i). Please see pages II-3 and II-4.

Signatures, page II-4
---------------------

37. Please place your Signatures section after your financial statements because your financial statements are part of your registration statement.

RESPONSE. We have placed the signature section after financial statements.

Financial Statements, page F-1
------------------------------

38. In light of your disclosures on page nine regarding the restrictions on your subsidiary's ability to make dividend and other payments to you, please tell us why Schedule 1, condensed financial information of registrant, is not provided. See Rule 5-04 of Regulation S-X. Also, please tell us why the footnote disclosures required by Rule 4-08(e)(3) of Regulation S-X are omitted.

RESPONSE. Please be advised that the Company did not have any restricted net assets as of December 31, 2007. The Company will have restricted net assets from the newly formed China subsidiary, REESC. This will be reflected on the June 30, 2008 financial statements since CREH acquired CCRE in April 2008.

39. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.

RESPONSE. Amendment No. 1 contains the updated the financial statements in accordance with Rule 8-08. Please see pages 5, 17, 18, and 19, as well as F-1 through F-12.

40. Please revise the face of your financial statements to clearly indicate that each historical period presented through the date of the April 24, 2008 share exchange transaction represents financial data of previously separate entities that has been combined. Only financial statement periods subsequent to the merger date should be labeled as consolidated.

RESPONSE. We have revised the face of each financial statement to clearly indicate that each historical period represents previously separate entities that have been "combined". Please see pages F-14 through F-25 of Amendment No. 1.

Consolidated Balance Sheets, page F-2
-------------------------------------

41. Please revise to reflect the increase in the authorized shares of common stock as disclosed in Note 4(E).

RESPONSE. We have revised the balance sheet to reflect the increase in authorized capital. Please see page F-14 of Amendment No. 1.

42. Please tell us what the balance in prepaid expenses represents. In light of your disclosure on page 16 under Liquidity and Capital Resources, please be clear in terms of whether prepaid expenses represents start-up coasts incurred in connection with forming REESC, and address why the expenses are not required to be expensed pursuant to SOP 98-5.

RESPONSE.  All prepaid expenses accrued by CCRE before the April
2008 share exchange transaction between CREH and CCRE and have been retroactively applied and combined as a result of the share exchange. Prepaid expenses represent general and administrative costs of the Company that have been paid prior to the services being used, including (a) the deposit for the formation of REESC,
(b) deposit for web site development, and (c) travel and entertainment. These prepaid expenses are not start up costs and all start up costs has been expensed in accordance with SOP 98-5.

Consolidated Statements of Changes in Stockholders' Deficiency,
page F-4
---------------------------------------------------------------

43. Please revise to give effect to the April 24, 2008 share exchange transaction as if the exchange of equity interest occurred at the beginning of the periods presented. Your current presentation seems inconsistent with your balance sheet presentation and your disclosures elsewhere throughout the document where you indicate that you have accounted for the transaction as if it occurred at the beginning of the periods presented. See paragraphs D16 and D17 of SFAS 141.

RESPONSE. The Company's subsidiary (CCRE) was formed during 2006 and the CCRE shares exchanged in the share exchange have been retroactively combined and presented from the inception date of CCRE. We feel that the statement of stockholders equity accurately reflects the transactions in accordance with SFAS 141 paragraphs D16 and D17.

Consolidated Statement of Cash Flow, page F-5
---------------------------------------------

44. Please tell us your basis in GAAP for classifying in-kind contribution as operating cash flows as opposed to financing cash flows. See paragraphs 18 through 24 of SFAS 95.

RESPONSE: We classified expenses paid on behalf of the Company by its then principal stockholder (Mr. Goldstein) as operating cash flows as these payments were on behalf of the Company and the stockholder waived any repayment of these amounts. We reviewed SFAS 95 paragraphs 18 to 24 and do not see any specific paragraph that defines the classification of the in-kind contribution. As such, we relied on paragraph 21 which classifies all "other cash flows" not defined as investing or financing to be included in operating cash flow.

45. Please tell us how you determined the amounts included in the line item captioned "proceeds from issuance of common stock," as the amounts appear to be inconsistent with the amounts disclosed elsewhere throughout the document.

RESPONSE.   We have included the following amounts  in  the  line
item  titled  "proceeds from issuance of  common  stock".   These
amounts are net of subscriptions receivable.


           Issuance                   No. of shares      Proceeds
----------------------------------    -------------      --------
Common stock issued to founders           1,000,000      $  1,000
  (of CREH)
Stock issued for cash 2006 (of              230,000           708
  CCRE*)
Stock issued for cash 2006 (of           15,000,000        15,000
  CREH)
Stock issued for cash  2007 (of          22,770,000        17,784
  CCRE*)                                                  -------

Total Proceeds from issuance of                           $34,492
  common stock

* Retroactively combined and applied as a result of the share exchange.

Note 4. Stockholders' Deficiency, page F-10
-------------------------------------------

(A) Common Stock Issued for Cash, page F-10

46. Please explain to us your disclosure that during April 2006 and September 2007 you issued 23 million shares of common stock for cash consideration of $128,204, as this disclosure seems to be inconsistent with other disclosures throughout the document.

RESPONSE. We (CCRE, pre-share exchange) issued 22,770,000 (retroactively applied based on the share exchange) for $126,918. We collected $17,784 during 2007 and the remaining subscription receivable of $109,134 was collected in 2008. We (CCRE, pre-share exchange) also issued 230,000 (retroactively applied based on the share exchange) for $1,286. We collected $708 in 2006 and the remaining subscription receivable of $578 in 2008. The total proceeds and total shares issues are based on retroactively applying the shares to the equity transactions of China Clean & Renewable Energy Limited during the periods presented. We do not find the amounts noted in footnote 4(A). We have reviewed the entire registration statement to ensure the amounts and shares are consistent throughout the document.

Form 10-Q for the Period Ended March 31, 2008
---------------------------------------------

47. Please comply with the above comments, as applicable, in future filings.

RESPONSE. The Company acknowledges that it will comply with the comments contained herein in future periodic filings to the extent the comments were applicable.

Item 4T. Controls and Procedures, page 7
----------------------------------------

48. In this section, you state that your disclosure controls and procedures are effective without qualification. However, you state further that in designing and evaluating your disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of disclosure controls and procedures are met. Also, you state that in designing disclosure controls and procedures, management necessarily must apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls, and there can be no assurance that any design will succeed in achieving its stated goal under all potential future conditions. Therefore, please confirm for us, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls are effective at that reasonable assurance level. Also, in future filings, please revise to state clearly that, if true, your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, in future filings, please remove the reference to the level of assurance of your disclosure controls and procedures.

RESPONSE. The Company confirms that, as of March 31, 2008, our disclosure controls and procedures are designed to provide reasonable assurances of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level. The Company confirms that the revised disclosure will be made in future filings.

49. You state that '[b]ased on her evaluation as of the end of the period covered by this report, [y]our President who also serves as [y]our principal financial and accounting officer, has concluded that [y]our disclosure controls and procedures were effective." Please confirm to us, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective or effective at the reasonable assurance level. Also, in future filings, please state specifically that your principal executive officer and your principal financial officer concluded that your disclosure controls and procedures were effective or effective at the reasonable assurance level. Also, we note that your principal executive and financial officer is Allen Huie, but that you refer to your president and principal financial and accounting officers as "her." Please confirm for us, if true, that you meant to refer to Allen Huie in your disclosure. Also, in future filings, please refer to the correct individual.

RESPONSE. The Company confirms that, as of March 31, 2008, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective or effective at the reasonable levels. The Company confirms that the appropriate disclosure will be made in future filings.

     The Company acknowledges that our disclosure in this section meant to refer to Allen Huie and will changed the word "her" to "him."

     The Company further acknowledges that:

     (a) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (b) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (c) The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We trust the foregoing is fully responsive to the staff's comments.

     If you have any further questions or comments, please contact the undersigned or our counsel, Roxanne K. Beilly, Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

                                   Yours very truly,

                                   CHINA RENEWABLE ENERGY
                                   HOLDINGS, INC.

                                   /s/Allen Huie
                                   Allen Huie
Enclosures                         Chief Executive Officer

cc:  Roxanne K. Beilly, Esq.




























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